July 5, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Mr. Daniel F. Duchovny

Re:	Crown Crafts, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 29, 2007
File No. 001-07604
Ladies and Gentlemen:
     Crown Crafts, Inc., a Delaware corporation (the “Company”), hereby transmits for filing the Company’s responses to comments of the Staff contained in the letter from Daniel F. Duchovny to the undersigned dated July 3, 2007. For the Staff’s convenience, the numbered paragraphs below correspond to the paragraph numbers in the Staff’s July 3, 2007 comment letter.
Preliminary Schedule 14A
Voting Information — Solicitation of Proxies, page 5
1.	As requested by the Staff, the disclosure required by Item 4(b)(4) of Schedule 14A has been included in the Company’s Preliminary Proxy Statement on Schedule 14A, a marked revised copy of which is provided herewith.

2.	The Company hereby confirms its understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use.

3.	As requested by the Staff, the solicitation of proxies by specified methods rather than “other means” has been included in the Company’s Preliminary Proxy Statement on Schedule 14A.

Securities and Exchange Commission
July 5, 2007

Proposal I: Election of Directors, page 7
4.	As requested by the Staff, the disclosure required by Item 5(b)(1)(vi)-(xii) of Schedule 14A has been included in the Company’s Preliminary Proxy Statement on Schedule 14A.
Additional Information, page 13
5.	As requested by the Staff, the new address of the Securities and Exchange Commission has been included in the Company’s Preliminary Proxy Statement on Schedule 14A.
     The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Preliminary Proxy Statement on Schedule 14A; (ii) Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Preliminary Proxy Statement on Schedule 14A; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Any comments or questions regarding the Company’s Preliminary Proxy Statement on Schedule 14A or this letter should be directed to the undersigned at telephone (225) 647-9122 or facsimile (225) 647-9104.

Sincerely,
/s/ Amy Vidrine Samson
Amy Vidrine Samson
Chief Financial Officer